                              SUPER FOOD SERVICES, INC.
                                  3233 NEWMARK DRIVE
                                 DAYTON, OHIO  45342
                                    (937) 439-7500


                          INFORMATION STATEMENT PURSUANT TO
                           SECTION 14(F) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER


    This Information Statement is being mailed on or about October 25, 1996 to the holders of record of the Common Shares, par value $1.00 per share (the "Shares") of Super Food Services, Inc., a Delaware corporation (the "Company") at the close of business on or about October 21, 1996. You are receiving this Information Statement in connection with the possible election to the Company's Board of Directors of that number of persons designated by NFC Acquisition Corporation, a Delaware corporation (the "Purchaser"), Nash-Finch Company, a Delaware corporation (the "Parent") or their affiliates equal to that number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give the Parent and Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board multiplied by the percentage of the total outstanding Shares that are owned by the Parent, Purchaser or any of their affiliates, including Shares accepted for payment pursuant to the Offer.

    The Agreement and Plan of Merger among the Company, Parent and Purchaser (the "Merger Agreement") requires the Company, at the request of the Purchaser or Parent, to take all action necessary to cause Parent's and Purchaser's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 9, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 6, 1996, unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser and Parent has been furnished to the Company by the Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                      BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of October 8, 1996, there were 10,997,448 Shares issued and outstanding. The Board presently consists of seven members, and there are currently no vacancies on the Board. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

    In the Merger Agreement, the Company has agreed that promptly upon the purchase by the Parent, Purchaser or their affiliates of at least a majority of the total outstanding Shares, and from time to time thereafter, the Parent and Purchaser or their affiliates shall be entitled to designate such number of directors ("Purchaser Designees"), rounded up to the next whole number, on the Board of Directors of the Company as will give the Parent and Purchaser representation on the Board of Directors equal to at least that number of directors that equals the product of the total number of directors on such Board multiplied by the percentage of the total of outstanding Shares that are owned by the Parent, Purchaser or any of their affiliates, including Shares accepted for payment pursuant to the Offer. From and after the time that the Parent's Designees constitute a majority of the Company's Board of Directors, any amendment or termination of the Merger Agreement or any other action by the Company under the Merger Agreement may be effected only by the action of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement ("Continuing Directors"). In addition, prior to the effective time of the Merger, there shall be at least three Continuing Directors on the Company's Board of Directors.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than midnight on Wednesday, November 6, 1996 and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors. To the extent the Company's Board of Directors will consist of persons who are not Purchaser Designees, the Board of Directors is expected to consist of Continuing Directors who are currently directors of the Company who have not resigned.

    The Purchaser Designees will be selected by Purchaser and Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States, and, except as indicated otherwise, the business address of each such person is 7600 France Avenue South, Edina, Minnesota 55435.

                                  Present Principal Occupation or
                                  Employment; Material Positions
    Name and Age                  Held During the past Five Years
    ------------                  -------------------------------

Alfred N. Flaten (61)        President and Chief Executive Officer of Parent.
                             Mr. Flaten was elected Chief Executive Officer of
                             Parent in November 1994.  His election as
                             President and Chief Operating Officer of Parent was effective in November 1991. He had been elected Executive Vice President, Sales and
                             Operations of Parent in February 1991. Mr. Flaten is also a director of Parent, and the President and a director of Purchaser.

William T. Bishop (56)       Senior Vice President, Sales and Logistics of
                             Parent.  Mr. Bishop was elected as Senior Vice
                             President, Sales and Logistics of Parent effective in December 1994 after joining the Parent in the same month. He was previously employed by Scrivner, Inc., a wholesale and retail food distribution company located in Oklahoma City, Oklahoma, serving as its President and Chief
                             Operating Officer from 1987 to 1994.

John R. Scherer (46)         Vice President and Chief Financial Officer of
                             Parent.  Mr. Scherer was appointed as Chief
                             Financial Officer of Parent in November 1995. His election as Vice President of Parent was effective in December 1994, and he served as Vice President, Planning and Financial Services of Parent from
                             December 1994 to November 1995. He previously served as director of Strategic Planning and Financial Services of Parent from April 1994 to
                             December 1994, and Director of Planning and
                             Budgets of Parent from January 1988 through April
                             1994. Mr. Scherer is also the Treasurer and a director of Purchaser.

Norman R. Soland (55)        Vice President, Secretary and General Counsel of
                             Parent. Mr. Soland is also the Secretary and a director of Purchaser.

DIRECTORS OF THE COMPANY

    The Company's Restated Certificate of Incorporation, as amended, provides that there shall be three classes of directors of as nearly equal size as possible, each class being elected for a three-year term and only one class being elected each year. The total number of directors is such number fixed by the Company's By-Laws, except that the total number of directors shall not be less than six nor more than twelve. The Board of Directors is presently comprised of seven directors, three of whom are salaried employees of the Company. The terms of the Class I, Class II and Class III directors expire at the 1998, 1996 and 1997 Annual Meetings, respectively.

    Set forth below is certain information concerning the Company's directors, including their classes and terms, ages, present principal occupations, their business experience during the past five years and the period they have served as directors. The business address of each director is 3233 Newmark Drive, Dayton, Ohio 45342.


                                                                                                     Class of
                                        Present Principal Occupation or                             Director and
                                        Employment, Material Positions                               Expiration
Name and Age                            Held During the past Five Years                                of Term
------------                            -------------------------------                             ------------
John Demos (65)               Vice Chairman of the Board, Secretary and General Counsel of          Class I
                              the Company since September 22, 1986 and a director of the            Director,
                              Company since 1969.  Mr. Demos was Executive Vice President           1998
                              of the Company from October 22, 1980 to September 21, 1986,
                              Vice President from November 25, 1969 to October 22, 1980
                              and Secretary and Counsel since July 3, 1968.

Sam Robinson (56)             President and Chief Operating Officer of the Company since            Class I
                              September 22, 1986 and a director of the Company since 1986.          Director,
                              From September 1, 1982 to September 21, 1986, Mr. Robinson            1998
                              was Senior Vice President-Ohio Operations and from August 31,
                              1979 to August 31, 1982, Mr. Robinson was Division Manager
                              of the Company's Cincinnati, Ohio Division.

John W. Berry (74)            A director of the Company since 1969.  He has been Chairman           Class II
                              of the Board of Berry Investments, Inc., Dayton, Ohio, an             Director
                              investment firm, since August 1, 1986.  Mr. Berry was Vice            1996
                              Chairman of the Board of L.M. Berry and Company, telephone directory advertising, from April, 1986 to July 31, 1987 and
                              Chairman of the Board and Chief Executive Officer of L.M. Berry
                              and Company from 1978 to April, 1986.

C. Elwood Shaffer (83)        A director of the Company since 1970, Mr. Shaffer was Vice
                              Chairman of the Board of the Company from September 1, 1982 to September 10, 1983 and President and Chief Operating Officer
                              of the Company from April 8, 1970 to August 31, 1982.

Dr. Thomas S. Haggai (65)     A director of the Company since 1971.  He has been Chairman of        Class III
                              the Board of IGA, Inc., Chicago, Illinois, a wholesale-owned          Director,
                              service company since January 1, 1987.  Dr. Haggai is also            1997
                              President of Tom Haggai & Associates, Inc., High Point, North
                              Carolina, lecturer, author and radio commentator, since 1976, and a director of Davids Limited, Australia.

Dr. Edward H. Jennings        A director of the Company since 1990.  Dr. Jennings is                Class III
(59)                          President Emeritus and Professor of Finance, Ohio State University,   Director
                              Columbus, Ohio, since September, 1990.  Dr. Jennings was              1997
                              President of Ohio State University from September 1, 1981 to
                              August 31, 1990.  Dr. Jennings is also a director of Borden
                              Chemical Plastics, Inc., Lancaster Colony, Inc., and Hymedix, Inc.

                                       -4-



                                                                                                      Class of
                                        Present Principal Occupation or                             Director and
                                        Employment, Material Positions                                Expiration
Name and Age                            Held During the past Five Years                                of Term
------------                            -------------------------------                             ------------
Jack Twyman (62)              Chairman of the Board and Chief Executive Officer of the                Class III
                              Company since November 28, 1972 and a director of the Company           Director,
                              since 1970.  Mr. Twyman was also President and Chief Operating          1997
                              Officer of the Company from September 1, 1982 to September 21, 1986.
                              Mr. Twyman is also a director of PNC Bank, Ohio, N.A.


CERTAIN INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD OF DIRECTORS

    All corporate powers are exercised, and the Company's business, property and affairs are managed by, or under the direction of the Board of Directors. During the fiscal year ended August 31, 1996, the Board of Directors had six regular meetings. All directors attended 100% of all meetings of the Board and of each Committee of the Board of which the director was a member.

    The Company has standing Executive, Audit, Compensation and Stock Option and Nominating Committees. The members of each standing committee are elected by the Board of Directors at its organizational meeting following the annual shareholders meeting, each for a term of one year or until his or her successor is duly elected. The functions performed by such committees, their number of meetings and membership are set forth below.

    The Executive Committee has and may exercise all of the powers of the Board of Directors when the Board of Directors is not in session, with the exception of the power to approve an amendment to the Restated Certificate of Incorporation, as amended, adopt an agreement of merger or consolidation, recommend to the shareholders the sale, lease or exchange of all or substantially all of the Company's property or assets, recommend to the shareholders a dissolution of the Company or a revocation of dissolution, amend the By-Laws of the Company, or amend, alter or repeal any resolution of the Board of Directors which by its terms provides that it shall not be amended, altered or repealed by the Executive Committee. The Executive Committee is composed of Jack Twyman, Chairman of the Board, John W. Berry, Dr. Thomas S. Haggai, Dr. Edward H. Jennings and C. Elwood Shaffer.

    The Audit Committee recommends to the Board of Directors the appointment of the independent auditors, reviews the scope of the audit and the results of the annual audit, reviews the fees of the independent auditors and approves each professional service provided by the independent auditors. The Audit Committee also reviews the scope and function of the internal audit work for propriety. The members of the Audit Committee are John W Berry, Dr. Thomas S. Haggai and Dr. Edward H. Jennings, none of whom is either an officer or employee of the Company.

    The Compensation and Stock Option Committee is composed of John W. Berry, Dr. Thomas S. Haggai and Dr. Edward H. Jennings. The nature and scope of the Compensation and Stock Option Committee's responsibilities are set forth below under "Report on Executive Compensation."

    The Nominating Committee considers and recommends to the Board of Directors candidates for vacancies occurring from time to time and the nominees to be proposed on behalf of the Board of Directors for election to the Board of Directors to be voted upon by the shareholders at the Annual Meeting. The members of the Committee are Dr. Edward H. Jennings and C. Elwood Shaffer.
There is currently one vacancy on the Nominating Committee. No formal procedure currently exists for consideration by the Nominating Committee of candidates proposed by shareholders for election as directors.

COMPENSATION OF DIRECTORS

    Directors who are not officers or employees of the Company receive (i) an annual retainer of $12,000 payable quarterly, (ii) a fee of $750 for each Board Meeting attended, and (iii) a fee of $600 for each Committee meeting attended unless the Committee meeting is held on the same day as a Board meeting in which case the fee is $300. In addition, directors receive traveling expenses. Employees of the Company who are directors receive no additional compensation for their services as directors.

EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth certain information concerning the executive officers of the Company who are not directors:


                                                                                Executive
                                          Present Position                       Officer
     Name              Age                with the Company                        Since
     ----              ---         --------------------------------------       ----------
Robert F. Koogler      62        Senior Vice President-Finance, Treasurer
                                 and Assistant Secretary                         1970

Stan Lamping           67        Senior Vice President-Merchandising             1992

Richard Metzgar        59        Senior Vice President-Human Resources           1986

John Batista           61        Senior Vice President-Distribution              1986

Robert McCarthy        50        Senior Vice President-Management
                                 Information Systems                             1992


All executive officers hold office from one annual meeting of the Board of Directors until the next annual meeting of the Board of Directors or until their successors are elected.

There are no arrangements or understandings between any of the executive officers of the Company and any other person (not an officer or director of the Company acting as such) pursuant to which any of the executive officers were selected as an executive officer of the Company.

Each of the executive officers of the Company listed above has been employed by the Company for more than five years.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table shows as of the date of the most recent Schedule 13G filing made with the Securities and Exchange Commission, the total number of the Shares beneficially owned by persons known by the Company to be the beneficial owners of more than 5% of the Shares, as the term "beneficial ownership" is defined by Rule 13d-3 of the Exchange Act.

   Name and Address of                Amount and Nature of
BENEFICIAL OWNER OF CLASS             BENEFICIAL OWNERSHIP      PERCENT
-------------------------              ---------------------     -------
Dimensional Fund Advisors, Inc.       553,650 (1)                 5.0%
1299 Ocean Avenue
Santa Monica, California 90401

Franklin Advisory Services, Inc.      1,076,500 (2)               9.8%
One Parker Plaza
Fort Lee, New Jersey 07024

(1) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 553,650 Shares, all of which shares are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional has sole voting power with respect to 459,830 of such Shares and sole investment power with respect to all of such Shares. Dimensional disclaims beneficial ownership of all such Shares.

(2) Franklin Advisory Services, Inc. is the manager and advisor of two funds (Franklin Balance Sheet Investment Fund and Franklin Value Fund) that hold a total of 967,900 Shares and is a sub-advisor to two funds that hold a total of 108,600 Shares.


                           SECURITY OWNERSHIP OF MANAGEMENT

    The following table sets forth as of October 23, 1996, the number of Shares beneficially owned by each director, each executive officer included in the Summary Compensation Table and all directors and executive officers as a group:

    Name of                           Amount and Nature of           Percent
BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1) (2)       OF CLASS
----------------                   ----------------------------       --------

John W. Berry                             160,743 (3)                  1.5%
John Demos                                 92,089                       *
Dr. Thomas S. Haggai                        6,142                       *
Dr. Edward H. Jennings                        200                       *
Robert F. Koogler                          59,506                       *
Richard Metzgar                            55,841                       *
Sam Robinson                               64,472                       *
C. Elwood Shaffer                          46,713                       *
Jack Twyman                               229,174                      2.1%
All directors and executive
  officers as a group (13 persons)        760,442                      6.9%

-----------------------
*  Less than 1%

(1) Included in the above number as beneficially owned are 101,610 Shares which the executive officers have the right to acquire through the exercise of outstanding stock options within 60 days of October 23, 1996, including 30,000 Shares for Mr. Twyman, 22,500 Shares for Mr. Robinson, 16,250 Shares for Mr. Demos, 8,860 Shares for Mr. Koogler and 12,000 Shares for Mr. Metzgar.

(2) Included in the above number are Shares owned or held by spouse and Shares in which the director or executive officer either has or shares voting and/or investment power even though the party disclaims any beneficial interest in such Shares.

(3) Mr. John W. Berry has sole voting power and sole investment power with respect to 154,680 Shares held in his own name. Mr. Berry has shared voting power and shared investment power with respect to 2,133 Shares held in trust for his son. In addition, 3,930 Shares are owned by a trust of which Mr. Berry is the beneficiary.

                              SUMMARY COMPENSATION TABLE

    The following table sets forth the annual and long-term compensation for the Company's Chief Executive Officer and the four highest paid executive officers, as well as the total compensation paid to each individual for services rendered in all capacities for the Company's three previous fiscal years.

                                                                              Long-Term Compensation
                                                                    -----------------------------------------------
                                        Annual Compensation                   Awards                     Payouts
                                 ----------------------------------------------------------------------------------
                                                        Other       Restricted  Securities            All Other
                                                        Annual        Stock     Underlying    LTIP     Compen-
Name and Position                 Salary     Bonus    Compensa-      Awareds     Options     Payouts    sation
Principal Position        Year    ($) (1)   ($) (2)   tion ($)(3)      ($)       SARs ($)      ($)        ($)
--------------------------------------------------------------------------------------------------------------------
Jack Twyman, Chairman     1996    525,000   250,000                                  0          0         0
of Board and Chief        1995    525,000   150,000       0             0            0          0         0
Executive Officer         1994    525,000   160,000       0             0            0          0         0


Sam Robinson              1996    196,000    40,000       0             0            0          0         0
President and Chief       1995    196,000    35,000       0             0            0          0         0
Operating Officer         1994    195,538    38,000       0             0            0          0         0


John Demos, Vice          1996    194,538    27,000       0             0            0          0         0
Chairman, Secretary       1995    188,538    23,500       0             0            0          0         0
and General Counsel       1994    182,538    23,000       0             0            0          0         0

Robert F. Koogler         1996    126,769    17,000       0             0            0          0         0
Senior Vice President-    1995    123,769    14,500       0             0            0          0         0
Finance, Treasurer and    1994    120,769    14,500       0             0            0          0         0
Assistant Secretary


Richard Metzgar           1996    106,500    12,000       0             0            0          0         0
Senior Vice President     1996    106,346    11,000       0             0            0          0         0
Human Resources           1994    104,308    11,000       0             0            0          0         0

(1) Includes amounts deferred under the Company's Savings Plan pursuant to
    Section 401(k) of the Internal Revenue Code.

(2) Incentive compensation awards under the Company's Incentive Compensation Plan for services rendered in the fiscal year indicated even though payments were made in the following fiscal year.

(3) Does not include items in the form of perquisites which are less than the level required for reporting which is the lesser of $50,000 or 10% of annual salary and bonus.

                           REPORT ON EXECUTIVE COMPENSATION

    The Compensation and Stock Option Committee of the Board of Directors (the "Compensation Committee") is responsible for administering the executive compensation programs of the Company. With

Board authorization, the Compensation Committee fixes the compensation of the Chief Executive Officer and the other executive officers of the Company elected by the Board of Directors. In addition, the Compensation Committee recommends and administers compensation plans for all officers and key employees and is authorized to grant awards under the Company's Restricted Stock Plan. The Compensation Committee is comprised of the three non-employee directors whose names appear at the end of this report.

COMPONENTS OF COMPENSATION

    The executive compensation program is designed to attract and retain outstanding management personnel required for the continued growth and profitability of the Company. It also reflects conditions in the wholesale food distribution business in which the Company is engaged. The three main elements of the Company's executive compensation program are comprised of base salary, incentive compensation awards, and long-term incentives in the form of grants of restricted stock. The compensation program also includes retirement and other benefits. These elements of the current compensation program for executive officers and other key employees are discussed below.

    BASE SALARY. The Compensation Committee annually reviews executive compensation and establishes the salaries to be paid to the Chief Executive Officer and other executive officers during the coming fiscal year. In establishing and making periodic adjustments to base salaries, the Compensation Committee considers several factors including the executive's past job performance, the duties and level of responsibility in each position, length of service in the position, competitive pay practices in the wholesale food distribution industry, the performance of the Company as a whole and recommendations made by the Chief Executive Officer. In making its decision on salary levels, the Compensation Committee does not use any predetermined formula or assign relative weights to these factors but exercises its discretion and makes a judgment after considering the foregoing factors.

    INCENTIVE COMPENSATION AWARDS. Under the Company's Incentive Compensation Plan, incentive compensation awards may be granted to executive officers and key employees of the Company and its subsidiaries based on the annual earnings performance of the Company and the performance of the individual employees during the year. A discretionary bonus fund is accrued each year for the purpose of rewarding executive officers and key employees based on criteria established by management and is generally paid in October of each year with respect to the preceding fiscal year. In considering incentive compensation awards for executives other than the Chief Executive Officer, the Compensation Committee meets with the Chief Executive Officer to evaluate the performance of the executive officers and to consider recommendations submitted by the Chief Executive Officer for incentive awards. The Compensation Committee meets in the absence of the Chief Executive Officer to evaluate his performance and to fix his incentive compensation.

    RESTRICTED STOCK. Under the Company's 1989 Restricted Stock Plan, the Compensation Committee may award shares of restricted stock to executive officers and key employees of the Company. No restricted stock awards were made in the fiscal year ended August 31, 1996 and there are currently no awards of restricted shares outstanding.

    BENEFIT PROGRAMS. The executive officers also participate in various health, life insurance and retirement benefit programs that are generally available to all salaried employees, including the Employee Stock Purchase Plan which provides a method by which employees of the Company and its subsidiaries may purchase Shares through payroll deductions and the Company's non-contributory 401(k) Plan which permits eligible employees to make before tax contributions to a savings plan.

COMPENSATION OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    Jack Twyman has served as Chairman of the Board and Chief Executive Officer of the Company since 1972. Mr. Twyman participates in the same executive compensation programs available to the Company's other executive officers. Mr. Twyman received a base salary of $525,000 in fiscal 1996 which was unchanged from the prior fiscal year. Mr. Twyman last received an increase in his base salary in November, 1992. Under the terms of Mr. Twyman's employment agreement, base salary cannot be less than $200,000 per year. Mr. Twyman's base salary has been increased since 1981 to its present level. Mr. Twyman received no awards of restricted stock in fiscal 1996. The Compensation Committee awarded Mr. Twyman an incentive compensation award of $250,000 for fiscal 1996. The Compensation Committee believes that the component parts of Mr. Twyman's total annual compensation in fiscal 1996 (base salary and incentive compensation) comprise a conservative compensation package relevant to the Company's peer group used in the performance graph based on Mr. Twyman's long tenure as Chief Executive Officer of the Company, his significant contributions to the Company since 1972 when he became Chairman, the performance of the Company under difficult industry conditions and Mr. Twyman's present duties and responsibilities as Chief Executive Officer. In making its decision on Mr. Twyman's compensation, the Compensation Committee did not quantify or assign relative weights to any of these factors but exercised its discretion and made a subjective determination after considering all of these factors.

FEDERAL INCOME TAX DEDUCTIBILITY

    Section 162(m) to the Internal Revenue Code generally provides that certain compensation in excess of $1 million per year paid to the Company's chief executive officer and any of its four other highest paid execution officers is not deductible unless the compensation qualifies as performance based compensation. No officer of the Company received compensation in fiscal 1996 which would result in the nondeductibility of such compensation expense to the Company. The Compensation Committee intends to review the potential effect of
Section 162(m) periodically and will take appropriate action in the future if warranted.

CONCLUSION

    The Compensation Committee believes that the base salaries and incentive compensation awards established for the Company's executive officers reflect appropriate levels given Company and individual performance by management during fiscal 1996. The Committee will continue to review and evaluate the Company's executive compensation programs to assure that the programs are competitive in the marketplace to attract and retain outstanding management employees and to appropriately award performance. The Board of Directors accepted the report of the Compensation Committee and approved the recommended adjustments in base salary and incentive compensation awards.

    This report is respectfully submitted by the Compensation and Stock Option Committee of the Board of Directors composed of:

                        John W. Berry
                        Dr. Thomas S. Haggai
                        Dr. Edward H. Jennings

                                  PERFORMANCE GRAPH

    The following graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on the Shares during the last five fiscal years ended August 31, 1996 with the S&P 500 Index and a group of peer companies in the wholesale food industry. The performance graph assumes an initial investment of $100.00 on August 31, 1991. The information contained in the graph is not necessarily indicative of future performance.

            Comparison of Five-Year Cumulative Total Return Among Company,
                             Peer Group and S&P 500 Index


                                       [GRAPH]












                           AUG. 91   AUG. 92   AUG. 93   AUG. 94   AUG. 95   AUG. 96
--------------------------------------------------------------------------------------
Super Food Services, Inc.    100       80        79        93        107       100
Peer Group                   100       98        130       112       123       114
S&P 500                      100       108       124       131       159       189


    The composite peer group is composed of Fleming Companies, Inc., Nash Finch Company, SUPERVALU, Inc., and Richfood Holdings, Inc., which were selected on the basis that each is primarily a wholesale food distributor. The returns of the peer group were weighted based on their respective market capitalization. Super Rite Corp., which had been included in the peer group in prior years, was acquired by Richfood Holdings, Inc., a member of the peer group.

EMPLOYMENT CONTRACTS

    In 1976, The Company entered into an employment agreement with Mr. Twyman. In 1981, Mr. Twyman's employment agreement was amended at which time the Company also entered into an employment agreement with Mr. Demos. As amended, the agreement with Mr. Twyman provides, among other things, for his continued employment as Chairman of the Board and Chief Executive Officer of the Company and its subsidiaries at an annual base salary of not less than $200,000 per year. His present annual base salary is $525,000. In the event of the permanent disability of Mr. Twyman, the Company will continue to pay him or his designated beneficiary his then prevailing base salary for a period of twelve months. If Mr. Twyman is discharged by the Company other than for cause, or if he is not continued as Chairman of the Board and Chief Executive Officer during the term of the agreement, or if the shareholders of the Company fail to re-elect him as a director of the Company, Mr. Twyman has the right to terminate the agreement and to receive his then prevailing base salary for the full term of the agreement remaining. The agreement also contains a covenant against competition for a period of twelve months after termination of employment in the event Mr. Twyman voluntarily resigns or is discharged for cause. The employment agreement with Mr. Demos is similar to that described above for Mr. Twyman and provides for an annual base salary of not less than $75,000 per year. His present annual base salary is $203,000. The agreement affords Mr. Demos the same rights afforded Mr. Twyman to terminate the agreement and receive his then prevailing annual base salary if his employment is not continued until the expiration date in the same executive capacity he held at the time the agreement was entered into or if the shareholders of the Company fail to re-elect him as a director of the Company. The term of Mr. Twyman's employment agreement will terminate on March 2, 1999 and the term of Mr. Demos' employment agreement will terminate on March 2, 1998.

    Mr. Twyman's and Mr. Demos' employment agreements (collectively, the "Employment Agreements") have been amended to provide that, effective upon the date the Purchaser purchases any Shares pursuant to the Offer or, if no Shares are purchased pursuant to the Offer prior to the Merger, the date that the Merger is completed (such effective date being the "Payment Date"), the amounts to which said officers are entitled to through the end of the respective termination dates of the Employment Agreements will be accelerated so that the Company shall pay to said officers the sum of: (i) the amount of all unpaid salary benefits accrued under the Employment Agreement through the Payment Date not previously paid, and (ii) an amount equal to full base salary for the period from the Payment Date through the date the Employment Agreements would have been otherwise terminated, determined without discount. Upon such payment, the Employment Agreements shall terminate with no further obligation or liability of either party thereunder. In the event that the Merger Agreement is terminated for any reason prior to the Payment Date, the above described amendment thereupon shall terminate and be of no further force or effect.

PENSION PLAN

    The following table shows the estimated annual retirement benefits to employees in the specified remuneration and years of service classifications indicated payable upon retirement to participants attaining age 65 in 1996, under the Company's qualified non-contributory defined benefit Retirement Plan For Employees of Super Food Services, Inc. (the "Retirement Plan"), and if applicable, amounts attributable to the Company's Amended and Restated Supplemental Executive Retirement Plan ("Supplemental Plan"), which is a non-qualified plan maintained for certain officers which provides benefits that would otherwise be denied by certain limitations imposed on qualified benefit plans by the Internal Revenue Code (the "Code"):


Average Earnings in
Highest Five Consecutive
Years of Last Ten Years                     Estimated Annual Retirement Benefits for Years
Prior to Retirement Date                    of Credited Service For Individuals At Age 65 in 1996
---------------------------------------------------------------------------------------------
                                               15        20        25       30        35
                                       -----------------------------------------------------
$100,000 . . . . . . . . . . . . . . .      $19,444   $25,926   $32,407   $38,889   $45,370
 150,000 . . . . . . . . . . . . . . .       29,945    39,926    49,907    59,889    69,870
 200,000 . . . . . . . . . . . . . . .       40,444    53,926    67,407    80,889    94,370
 250,000 . . . . . . . . . . . . . . .       50,845    67,926    84,907   101,889   118,870
 300,000 . . . . . . . . . . . . . . .       61,345    81,926   102,407   122,889   143,370
 350,000 . . . . . . . . . . . . . . .       71,845    95,926   119,907   143,889   167,870
 400,000 . . . . . . . . . . . . . . .       82,345   109,926   137,407   164,889   192,370
 450,000 . . . . . . . . . . . . . . .       92,845   123,926   154,907   185,889   216,870
 500,000 . . . . . . . . . . . . . . .      103,444   137,926   172,407   206,889   241,370
 550,000 . . . . . . . . . . . . . . .      113,944   151,926   189,907   227,889   265,870
 600,000 . . . . . . . . . . . . . . .      124,444   165,926   207,407   248,889   290,370
 650,000 . . . . . . . . . . . . . . .      134,944   179,926   224,907   269,889   314,870
 700,000 . . . . . . . . . . . . . . .      145,444   193,926   242,407   290,889   339,370
 750,000 . . . . . . . . . . . . . . .      155,944   207,926   259,907   311,889   363,870



    Annual retirement benefits payable under the Retirement Plan are calculated on the basis of l% of the employee's average annual earnings (salary and incentive compensation) for the highest five consecutive years of earnings during the last ten calendar years of employment preceding retirement, up to the employee's average annual compensation level, plus 1.4% of average annual earnings in excess of the employee's average annual covered compensation level, multiplied by the employee's years of credited service up to a maximum of 35 years. Covered compensation is the average of an employee's Social Security Wage Bases during the 35 year period ending in the calendar year in which the employee is eligible for unreduced Social Security benefits. Benefits shown in the table are computed on a straight-life annuity basis at normal retirement age of 65 with no survivor benefits. The retirement benefits would be reduced if an employee elected early retirement or elected to provide a surviving spouse's benefit. The benefits shown are not subject to reduction for any Social Security benefits received. Under the Retirement Plan, a participant with five years of vesting service may retire with an unreduced pension at age 62. The credited years of service under the Retirement Plan for individuals listed in the Summary Compensation Table as of January 1, 1996 were as follows: Mr. Twyman, 23.42 years; Mr. Robinson, 23.75 years; Mr. Demos, 31.25 years; Mr. Koogler, 27.33 years; and Mr. Metzgar, 17.5 years.

    The above table does not reflect the limits on annual covered compensation under Section 401(a) (17) of the Code ($150,000 per year) or the limits on annual benefits payable from the Retirement Plan under Section 415 of the Code ($120,000 per year). To the extent that benefits cannot be provided under the Retirement Plan, the Company has adopted the Supplemental Plan which is a non-qualified plan maintained for certain highly compensated employees designated as participants by the Board of Directors (including the executive officers named in the Summary Compensation Table) which provides retirement benefits which an employee is entitled to receive under the Retirement Plan were it not for the limitations imposed by the Code.

    The Company has entered into a grantor trust to provide for the payment of amounts due under the Supplemental Plan. Pursuant to the trust which is irrevocable, the Company has deposited, and is obligated to maintain on deposit with the trustee, cash, marketable securities and/or insurance policies sufficient to fund such payments. The trust will terminate upon the earlier of the exhaustion of the trust funds or the final payment to the participants in the Supplemental Plan, and any remaining assets will be paid to the Company.

    Upon a change in control, such as the acquisition of Shares pursuant to the Offer, the Supplemental Plan requires that the Company contribute to the grantor trust the amount required to make the assets in the trust equal to the present value of benefits payable to each executive participating in the Supplemental Plan. The contribution must be made as soon as possible, but not later than 30 days after the change in control and is based on the greater of (i) the present value of benefits determined as though the executive terminated employment on the date of the change in control and began immediate payments from the Company's tax qualified pension plan or (ii) the present value of benefits determined as if the executive continued employment at his highest level of compensation until normal retirement age under the Company's tax qualified pension plan.

    The Supplemental Plan and grantor trust also provide that the trustee of the trust must, within 60 days after the change in control, purchase group or individual annuity contracts guaranteeing the payment of each participating executive's accrued benefit under the Supplemental Plan, determined as of the date of the change in control.

    In addition, the Supplemental Plan and grantor trust provide that, within 30 days after the end of each calendar year after a change in control, the trustee of the trust must purchase an additional amount of annuity equal to the additional benefit accruing to each participant under the Supplemental Plan during such calendar year or, if less, the amount accrued since the change in control. The trustee of the Trust will own the annuity contract(s) described above.

    Effective October 8, 1996, the Supplemental Plan was amended to provide that each participant's accrued benefit under the Supplemental Plan, determined as of any date after a change in control, shall not be less than the participant's accrued benefit on the date of that change in control.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

    No stock options or stock appreciation rights were granted in the fiscal year ended August 31, 1996 to the executive officers listed in the Summary Compensation Table.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

    The following table provides information on option exercises in the fiscal year ended August 31, 1996 by the executive officers listed in the Summary Compensation Table and the value of such officers' unexercised options/SARs at the end of such date. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of the Shares relative to the exercise price per share at the time the option is exercised. As permitted by the Merger Agreement, the Company intends, effective upon completion of the Offer, to pay to each holder of outstanding options to purchase Shares an amount equal to the excess of the Merger Consideration over the per Share exercise price of the stock options held by such holder multiplied by the number of Shares then exercisable pursuant to such stock options in exchange for the surrender and cancellation of such stock options. Also, as permitted by the Merger Agreement, the Company has accelerated the exercisability or vesting of all stock options effective upon completion of the Offer, and the following table reflects such action. At the effective time of the Merger, any stock options which the holder thereof has not exercised in full or surrendered for cancellation shall expire.


                                                                     Value of Unexercised
                                       Number of Unexercised         In-the-Money
                                       Options/SARs at FY-End (#)    Options/SARs at FY-End ($)
                      Shares
                    Acquired
                        on
                     Exercise     Value
                       (#)      Realized      Exercisable    Unexercisable     Exercisable    Unexercisable
Name                   ($)         (#)             (#)            ($)              ($)              ($)
------------------------------------------------------------------------------------------------------------
Jack Twyman             0           0            30,000            0              58,650           0
Sam Robinson            0           0            22,500            0              43,988           0
John Demos              0           0            16,250            0              31,769           0
Robert F. Koogler       0           0            8,860             0              17,321           0
Richard Metzgar         0           0            12,000            0              23,460           0




                    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During the last fiscal year, the Company in the ordinary course of business maintained bank accounts in and relationships with PNC Bank, Ohio, N.A., Cincinnati, Ohio. The Company also has an existing loan agreement with PNC Bank, Ohio, N.A., for a $10,000,000 revolving credit facility. Jack Twyman, Chairman of the Board of Directors of the Company is a director of PNC Bank, Ohio, N.A. The Company expects to continue having banking transactions with PNC Bank, Ohio, N.A., during the current fiscal year.

    All of the above transactions were made in the ordinary course of business and, in the opinion of management, were on substantially the same terms to the Company or its subsidiaries as those prevailing at the time from unrelated parties for comparable transactions.

             COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Jack Twyman, Chairman of the Board of the Company serves as a director of IGA, Inc. Dr. Thomas S. Haggai, Chairman of the Board of IGA, Inc., serves as a director of the Company and is a member of the Compensation and Stock Option Committee of the Board of Directors.


                  COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers and, if any, persons who own more than ten percent of the Shares to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports relating to beneficial ownership and reports of changes in beneficial ownership of such Shares. Copies of these reports must also be furnished to the Company. Based solely on a review of copies of such reports furnished to the Company and on written representations from the reporting persons that no other reports were required, the Company believes that all applicable Section 16(a) reporting requirements were complied with in the fiscal year ended August 31, 1996.